INVEST IN **RUCK SOX**

The First Performance Rucking Sock. Made in the USA with 100% American Materials & Labor.


RUCK SOX

rucksox.com Sanford, NC

Featured Investors

Greg Jones | Incolo Life

Greg Jones

Syndicate Lead

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1 follower

Ruck Sox is an amazing performance clothing product made right here in America by special operations veterans! Anyone that has ever had to walk, march, hike or run over long distances knows how invaluable a good performance sock is and this product exceeds all the requirements! Additionally, it is filling a market segment that has historically not had many performance options - I'm excited to be a part of such a great company and see where the owners can take the brand in the future.

Invested $10,000 this round

Highlights

1. Special Operations Disabled Veteran-Owned Company.
2. Social media following of over 86k.
3. Total Addressable Market is $23.39B globally, growing at 2.72% annually through 2027.
4. $19k in revenue through the first 8 months.

5   5 retailers outside of Ft. Bragg/Liberty carry our products. All have made several reorders.

6   CEO is finishing the MBA program at UNC & plans to pursue a Master of Textiles at NC State.

7   We use Shopify e-commerce & POS sales channels.

8   GovX discount is fully integrated into the online checkout process for military & LEO discounts.

Our Team



Killian Nowrey   CEO

OIR Veteran



Joe Martingale   CFO

OIR Veteran



Emily Nowrey   President

MBA



Megan Compton   Vice President

Registered Nurse

Ruck Sox: Stepping Up for America's Heroes and the Future of Textile Manufacturing

At Ruck Sox, we're tired of two things: blisters & American manufacturing jobs going overseas.

We've set out to change both of those things, but we need your support to effectively accomplish both missions. Together, we'll be part of providing service members and first responders with the highest-quality, American-made socks on the market while simultaneously revitalizing the American textile industry.

We believe the sock of choice for service members, law enforcement, firefighters, nurses, and EMTs should come from a company that actually has their back. We encourage you to research the company that makes the socks you're currently wearing to see where they stand on issues facing our country, and you may be surprised at what you read. Simply making socks in America does not inherently mean you love this country. One thing is for certain: we'd die for this country.

At Ruck Sox, a Disabled Veteran Owned Company, we're committed to readiness. This is why we've created The First Performance Rucking Sock® to make the demands of our customers' jobs a little bit easier. Our socks are designed to reduce blisters and hotspots which helps heroes stay in the fight longer. We believe painful blisters should be the last thing someone should be worried about in a stressful situation.

We're involved with very exciting companies and partnerships, and we're seeking investors primarily to enter into these partnerships and meet the demand for our socks. In our first 8 months, we had $19k in revenue with just a $250 digital advertising budget. The growth potential for our company is encouraging, as most of our sales came from word of mouth by interacting with our customers at events. When we create more engaging content for our following of 86k on







events. When we create more engaging content for our following of 80k on Instagram, we believe the sales will undoubtedly follow. Strategic partnerships also add credibility to our brand, further expanding our reach and enabling us to have conversations with larger retailers.

According to Statista, globally the TAM for socks is $23.39B, growing at 2.72% annually through 2027. Apart from the military and first responder market, we see growth potential in the outdoor and hunting space as well. We believe on any given weekend during the fall, a service member should be able to go into their local sporting goods store to buy their hunting license, a box of ammo, a pair of Ruck Sox, and their favorite Veteran-founded coffee brand for an enjoyable and warm weekend hunt. There is also growth potential via government contracts as well, since our socks are Berry Amendment compliant.

Since our products are made with 100% American labor and materials, they aren't cheap to make. Under no circumstances will we be pressured by investors to offshore manufacturing for better profit margins. We'll sheer the sheep, comb the wool, spin the yarn, and knit the socks ourselves by hand if we have to before we ever consider offshoring.

We look forward to this journey, and we hope you'll be part of it. Thank you for your consideration.

Respectfully,

Killian Nowrey, CEO

US Army Vet.

Our Partners
National Spinning - Whiteville, NC
McMichael Mills - Madison, NC
Unifi - Greensboro, NC
Spartan Dyers - Belmont, NC
Surratt Hosiery - Denton, NC
Stephen Gould - Morrisville, NC
Soffe - Fayetteville, NC
Carolina Shirt Company - Calabash, NC
Dirtbag Ales - Hope Mills, NC
Wilmington Design Co. - Wilmington, NC
RUCK SOX
Every dollar spent at Ruck Sox goes back into the American economy.
RUCK SOX

The Charlotte Observer
Another textile mill closing, another city fears tomorrow

Downloads


Ruck Sox Revenue Share Projections.pdf